FirstMerit Corporation
3 Cascade Plaza, Akron, Ohio 44308
(330) 996-6300
April 27, 2011
VIA ELECTRONIC TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. David Lin
Re:	FirstMerit Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2010 Filed February 25, 2011 File No. 000-10161
Dear Mr. Lin:
          This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided in your letter dated April 13, 2011, related to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) filed by FirstMerit Corporation (the “Corporation”). The following paragraphs include each of your comments numbered to match the corresponding comment in your letter followed by the Corporation’s response. In addition, the Corporation’s Quarterly Report on Form 10-Q for the period ended March 31, 2011 is anticipated to be filed on April 28, 2011, and certain responses described below will be reflected in such Quarterly Report, as referenced in the relevant responses.
Form 10-K for the fiscal year ended December 31, 2010
Item 1A. Risk Factors
Changes in the general economic conditions and real estate valuations in our primary market areas . . . page 15
1.	In future filings, disclose what percentage of the property underlying your loans is located in your primary market area.
Response:
     In response to the Staff’s comment, the Corporation will disclose in future filings where specific Risk Factor disclosures are appropriate what percentage of property underlying its loans is located in

U.S. Securities and Exchange Commission
April 27, 2011

its primary market area, which at December 31, 2010 exceeded 92%. The applicable percentage will be included in future filings including the March 31, 2011 Form 10-Q on page 61 of Management’s Discussion and Analysis of Financial Condition (“MD&A”) section of Asset Quality.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years 2010, 2009 and 2008
Allowance for Loan Losses, page 40
2.	We note you use a vendor based loss migration model to forecast losses for non-covered commercial loans, which is calculated as the average cumulative expected loss of the two and five year data set. Please advise as to whether or not you considered adjusting this overall weighting to reflect a larger percentage of losses experienced since the recession began (i.e. 2008) as part of the overall final calculation and/or the lessen the percentage(s) used in 2006 and 2007 as part of the five-year determination portion. For example, we note that you experienced almost $80 million in total commercial loan charge-offs during the 2009 and 2010, but only $24 million for 2007 and 2008, respectively. Please address why you believe that this determination remained appropriate since January 2009, especially during times of significant, quarterly deterioration in your commercial loan portfolio, which may not have been captured by the qualitative portion of your provisioning policy.
Response:
          FirstMerit Corporation (“Corporation”) believes that its migrations model appropriately weighted the higher losses that were incurred in 2008 and 2009. The Corporation uses a loss migration model to compute expected future loan charge off rates based on loan rating migration and other statistics related to underwriting and performance of the commercial loans. This model warehouses and analyzes loan activity over two and five year periods in order to project future loan grade migrations and final pay off or charge off. The model is updated each month end with loan trial balance data (and transactions) in order to update all loan activities, at an individual loan level, in its data warehouse. The updates are then used to measure changes, payments, extensions of credit or charge offs. The model then utilizes this historical data to project future loss rates by loan grade which in turn are analyzed by management and incorporated into the overall loan loss reserve calculation. The model determines the future loss rates assuming the level of prior loss and migration rates (upgrades and downgrades) experienced on a given group of loans will continue at the same pace over future periods until the loan is paid or charged off. Essentially, a future loss curve is generated for each group of loans.
          In the data set with five years of history, monthly loss and loan migration data is organized into one year iterations. Advancing from the start month, forty-nine one year iterations are constructed. (For example, an iteration is constructed to begin with December 2005 and ends November 2006. The next iteration begins January 2006 and ends December 2006, and so on). Within the five year data set, twenty-five iterations fall within the period beginning December 2007 to December 2010 or 51% of the observations fall within the period following the onset of the recession.
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April 27, 2011

          The two year data set is organized into twenty-three two month interations; therefore, 100% of the observations are within the period following the onset of the recession. Combining the iterations from both data sets, compared to the total iterations shows that 67% (48 of 72 iterations) of the observations are from the period post December 2007. With 67% of the weighting coming after the onset of the recession, we believe that the model appropriately weighted the higher losses that were incurred in 2008 and 2009.
          Additionally as previously noted, the model measures the transition of loans from one risk rating category to another and applies the increased velocity of downgrades with associated loss experience.
          It should be noted that 2006, contained within the five year data set,was also a high charge off year. Commercial net charge offs were $32.5 million in 2006, which compares to $38.8 million in 2009 and $38.4 million in 2010.
          We believe that our methodology remained appropriate since January 2009 because the model appropriately reflected the deterioration. As described above, the data is input to the model monthly. For example the loan trial balance used in the December 2010 evaluation was as of December 31, 2010 and the factors generated from the two and five years data sets were as of November 30, 2010.
          Using the schedules provided in response to comment 4, (Exhibits A through A.4), the total commercial allowance for loan losses exceeded commercial charge offs by 1.6 times in 2009 and 1.8 times in 2010. The allowance for commercial loans to total nonperforming loans was 0.67% in 2009 and 0.66% in 2010. We believe the weighting toward the periods post December 2007 and the high charge off year, 2006, at the beginning of the five year data set (and not underweighted) shows that consideration was given to the stressed economic environment in the weighting to a larger percentage of losses experienced since the recession began.
          The Corporation also evaluates the overall level of charge offs on a gross and net of recoveries basis to the beginning balance of the Allowance for Loan Losses (“ALL”). Gross charge offs have consistently been less that the beginning balance of the ALL giving further support for our overall ALL methodology.
          3. In addition and as a related matter, please also provide additional details as to management’s views on any particular changes made to the qualitative portion of your provisioning policy which may have been necessary to capture any noted significant, quarterly deterioration in asset quality which would not otherwise be captured in your current loss migration model or by continuing to employ the same assumptions used in the qualitative portion of your provisioning policy prior to the recession.
Response:
     In addition to the quantitative model described in our response to Comment 2, the Corporation utilizes a level of management qualitative adjustments. These qualitative factors are
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U.S. Securities and Exchange Commission
April 27, 2011

used to reflect the changes in the portfolio’s collectability characteristics not captured by historical loss data. The qualitative factor adjustments consist of internal and external risk elements including:
•	Adjustment to reflect only prospective risk in the portfolio;

•	Changes in the nature and volume of portfolio and terms of loans;

•	Changes in the volume and severity of past due loans;

•	The volume of nonaccrual loans;

•	Severity of adversely classified loans;

•	Changes in the experience, ability, and depth of lending management and other relevant staff.
          The qualitative portion of our provisioning policy is updated quarterly.
          Within the total ALL, the qualitative portion from 2006 to 2007 was reduced. The decrease reflects an assessment of risk reduction following a loan sale of $80.0 million of nonperforming and classified commercial loans. The qualitative portion of the ALL was updated quarterly from 2007 through 2010 attributable to observations on appraised values of underlying collateral, increasing unemployment rates, and the potential error in loan risk grade assignments due to deteriorating economic conditions. Other than as described here, the Corporation is of the view that no other particular changes need to be made to the qualitative portion of our provisioning policy.
4.	Please tell us why you removed the allocation of the allowance for loan losses table in this filing. Please provide the information required in Item IV.B of Guide III for the latest five years to us supplementally and revise future filings.
Response:
          The allocation of allowance for loans losses table was removed in the Corporation’s 2010 Annual Report since it was determined to be redundant to the new credit disclosures required by ASC 310. The table has been included in this response at Exhibits A through A.4. The allocation of the allowance for loan losses table will be included in all future filings including the March 31, 2011 Form 10-Q on pages 64 — 66 in the MD&A section titled Allowance for Credit Losses.
5.	Please revise your Management’s Discussion and Analysis in future filings to specifically discuss the reasons for the significant levels in charge-offs in consumer loans. For example, we note that total installment charge-offs were almost $66 million for the last two fiscal years ended (and in excess of $90 million if credit cards are included), however, there are no corresponding disclosures which bridges the gap between your accounting policies contained in your footnotes and this portion of your Management’s Discussion and Analysis. Please provide a level of transparency and granularity necessary and appropriate for a reader to understand how and why trends and movements in particular loan category components have occurred, such as the periodic provision, charge-offs, and recoveries as they relate to similar movements in their respective nonperforming loan category balances.
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U.S. Securities and Exchange Commission
April 27, 2011

Response:
          MD&A in future filings will be revised to specifically discuss the reasons for any significant levels in charge offs in consumer loans. Additional transparency and granularity will be provided to help the reader understand how provision, charge offs and recoveries relate to nonperforming loan category balances. This analysis has been included in the Corporation’s March 31, 2011 Form 10-Q on page 67 in the MD&A section titled Asset Quality.
Asset Ouality, page 43
6.	Please describe the types of short-term modifications performed and explain your rationale for not classifying them as TDRs.
Response:
          Short-term modifications closely parallel the clarifications contained in the recently issued guidance for impairment of receivables which states that “an insignificant delay or insignificant shortfall in amount of payments does not require application of the new TDR guidance.” Short term modifications consist of 30 to 90 days extensions to obtain the necessary documentation to extend the loan. We believe that these modifications represent insignificant delays and are not TDRs. All amounts due, including interest accrued at the contractual interest rate, are expected to be collected. This clarification will be included in all future filings including the March 31, 2011 Form 10-Q on page 68 in the MD&A section titled Asset Quality
7.	Please tell us and revise future filings to define the period “over several payment cycles” in which you disclose that TDRs can return to accrual status.
Response:
          TDRs return to accrual status under the same criteria that a nonaccrual loan can be returned to accrual status. A loan can be returned to accrual status after a sustained period of repayment performance for a reasonable period prior to the date on which the loan is returned to accrual status. A sustained period of repayment performance would be a minimum of six consecutive payment cycles. This clarification will be included in all future filings including the Corporation’s March 31, 2011 Form 10-Q on page 68 in the MD&A section titled Asset Quality.
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U.S. Securities and Exchange Commission
April 27, 2011

Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 4. Loans and Allowance for Loan Losses, page 83
8.	Please revise future filings to disclose the information required by ASC 310-10-50-11B(b),(g), and (h) for each period for which results of operations are presented.
Response:
          ASC 310-10-50-11B(b): The 2010 Form 10-K includes the following description of the policy for charging off uncollectible financing receivables: “Loans are generally written off when deemed uncollectible or when they reach a predetermined number of days past due depending upon loan product, terms, and other factors.” This is included with Note 1(h). Summary of Significant Accounting Policies. We will include this detail in the footnote as well as in the Summary of Significant Accounting Policies in future filings including the Corporation’s March 31, 2011 Form 10-Q on page 21 in Note 4 (Loans).
          ASC 310-10-50-11B(g): future filings will include the balance in the allowance for loan losses at the end of each period, disaggregated on the basis of the Corporation’s impairment method including the Corporation’s March 31, 2011 Form 10-Q on page 28 in Note 5 (Allowance for Loan Losses). In addition, this information as disclosed in MD&A in previously filed Form 10-Ks for the past five years has been attached for your reference at Exhibits A through A.4.
          ASC 310-10-50-11B(h): future filings will include the recorded investment in financing receivables at the end of each period related to the balance in the allowance for loan losses, disaggregated on the basis of the Corporation’s impairment methodology including the Corporation’s March 31, 2011 Form 10-Q on page 31 in Note 5 (Allowance for Loan Losses). In addition, this information as disclosed in MD&A in previously filed Form 10-Ks for the past five years has been attached for your reference in Exhibits A through A.4.
9.	Please revise future filings to disclose the information required by ASC 310-10-5015(c)(1), (2) and (3) for each period for which results of operations are presented. Please note that this information was required prior to ASU 201020.
Response:
          Future filings will include the average recorded investment in impaired loans and the related amount of interest income recognized during the time within that period that the loans were impaired for each period for which the results of operations are presented including the March 31, 2011 Form 10-Q on page 31 in Note 5 (Allowance for Loan Losses) The December 31, 2010 Form 10-K discloses that interest income recognized on impaired loans during the years ended 2010, 2009, and 2008 was not material. Determining the amount of interest income recognized using a cash-basis method of accounting during the time within that period that the loans were impaired is not practical. Additionally, since the amount of interest income recognized on impaired loans in not material, the amount of interest income recognized on a cash-basis would be immaterial as well. ASC 310-15-50-15(c)(3) does not require this information if it is not practical to obtain. Prior to ASU 2010-20, the information required under ASC 310-10-50-15(c) was previously disclosed at an aggregated level on an annual basis. The disclosures as of December 31, 2009, 2008 and 2007 have been attached for your reference at Exhibit B.

U.S. Securities and Exchange Commission
April 27, 2011

10.	We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.
Response:
          The Corporation concluded that prior period comparative information for this disclosure was not reasonably available. All requirements of ASU 2010-20 will be disclosed in future filings including the Corporation’s March 31, 2011 Form 10-Q on page 31 and 32 in Note 5 (Allowance for Loan Losses).
Note 18. Commitment and Contingencies, page 123
11.	We note your disclosures beginning on page 124-5 regarding the various litigation matters to which the Company is exposed. We note that you have not disclosed either:
(i)	the nature of any material contingencies; or

(ii)	the possible loss or range of loss or a statement that an estimate of the loss cannot be made.
Please tells us and revise future filings to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50.
Response:
          In future filings the information contained in Item 3 Legal Proceedings in the 2010 Annual Report on page 26 for the fiscal year ended December 31, 2010 will be included in the Commitment and Contingencies footnote instead of being cross- referenced to Legal Proceedings.
          The Corporation believes it has made appropriate and adequate reserves and accrual for its current contingencies and that the likelihood of a material loss beyond the amounts accrued is remote.
          The matters that were disclosed in Item 3. Legal Proceedings do not have loss contingencies that are both probable and estimable and, therefore no accrued liability has been recognized. The Corporation will make, when applicable or appropriate, proper disclosure consistent with ASC 450-20-50-3 and ASC 450-20-50-4 regarding any contingency for which there is at least a reasonable possibility that a material loss in excess of amounts accrued may be incurred. This information will be included in the in the Corporation’s March 31, 2011 Form 10-Q on page 49 and 50 in Note 15 (Contingencies and Guarantees).
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U.S. Securities and Exchange Commission
April 27, 2011

Exhibit Index
12.	Please revise to clarify the meaning of the asterisk “*” next to certain of the exhibit numbers.
Response:
          In response to the Staff’s comment, the Corporation confirms that the asterisks provided in the 2010 Annual Report Exhibit Index identify each management contract or compensatory plan or arrangement required to be filed as an exhibit to 2010 Annual Report pursuant to Item 15(b) of Form 10-K. In the 2010 Annual Report, the Corporation inadvertently omitted the footnote disclosure to the Exhibit Index to clarify this indication. The Corporation will include this clarifying footnote disclosure in future filings including the Corporation’s March 31, 2011 Form 10-Q on page 79 in Item 6, Exhibits.
Signatures
13.	Please tell us whether J. Bret Treier, as Attorney-in-Fact, has signed the signature page on behalf of each of the indicated directors. In future filings, please include the signature of the Attorney-in-Fact signing on behalf of any directors or officers on the signature page.
Response:
          In response to the Staff’s comment, the Corporation confirms that Attorney-in-Fact J. Bret Treier signed the signature page on behalf of each of the indicated directors. The Corporation confirms that Mr. Treier’s conformed signature was inadvertently omitted from the 2010 Annual Report and that the Corporation will include in future filings a conformed signature for the Attorney-in-Fact signing on behalf of any directors or officers of the Corporation.
Closing
In responding to our comments, the Corporation acknowledges that:
•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                         The Corporation believes that the foregoing explanations and proposed revisions are responsive to your comments. If you need any additional information, please contact me at (330) 384-7534, or our outside counsel, J. Bret Treier at Vorys, Sater, Seymour and Pease LLP at (330) 208-1015.
Very truly yours,

/s/ Terrence E. Bichsel
Terrence E. Bichsel Executive Vice President and Chief Financial Officer FirstMerit Corporation III Cascade Plaza, 7th Floor Akron, OH 44308

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Exhibit A

	At December 31, 2010
	Loan Type
	Commercial	Commercial R/E		Installment	Home Equity	Credit Card	Res Mortgage
Allowance for Loan Losses Components:	Loans	Loans	Leases	Loans	Loans	Loans	Loans	Total
	(In thousands)
Individually Impaired Loan Component:
Loan balance	$5,675	$77,547	$—	$—	$—	$—	$—	$83,222
Allowance	—	5,228	—	—	—	—	—	5,228
Collective Loan Impairment Components:
Credit risk-graded loans
Grade 1 loan balance	66,802	16,688	8,069					91,559
Grade 1 allowance	38	—	8					46
Grade 2 loan balance	64,740	11,162	—					75,902
Grade 2 allowance	93	29	—					122
Grade 3 loan balance	260,351	318,260	11,414					590,025
Grade 3 allowance	694	1,214	35					1,943
Grade 4 loan balance	1,471,255	1,598,023	43,210					3,112,488
Grade 4 allowance	18,113	15,875	415					34,403
Grade 5 (Special Mention) loan balance	61,284	95,209	311					156,804
Grade 5 allowance	2,814	3,749	17					6,580
Grade 6 (Substandard) loan balance	55,720	187,590	—					243,310
Grade 6 allowance	8,012	13,111	—					21,123
Grade 7 (Doubtful) loan balance	2	—	—					2
Grade 7 allowance	—	—	—					—
Consumer loans based on payment status:
Current loan balances				1,279,307	722,351	145,624	375,022	2,522,304
Current loans allowance				16,597	5,472	8,148	3,621	33,838
30 days past due loan balance				14,486	2,500	1,570	10,574	29,130
30 days past due allowance				1,954	668	871	408	3,901
60 days past due loan balance				4,491	755	975	1,665	7,886
60 days past due allowance				1,643	441	759	194	3,037
90+ days past due loan balance				7,059	744	1,337	14,815	23,955
90+ days past due allowance				1,361	636	1,329	1,143	4,469

Total loans	$1,985,829	$2,304,479	$63,004	$1,305,343	$726,350	$149,506	$402,076	$6,936,587

Total Allowance for Loan Losses	$29,764	$39,206	$475	$21,555	$7,217	$11,107	$5,366	$114,690

Total loans exclude acquired loans, including covered loans.

Exhibit A-1

	At December 31, 2009
	Loan Type
	Commercial	Commercial R/E		Installment	Home Equity	Credit Card	Res Mortgage
Allowance for Loan Losses Components:	Loans	Loans	Leases	Loans	Loans	Loans	Loans	Total
	(In thousands)
Individually Impaired Loan Component:
Loan balance	$17,480	$50,345	$—	$—	$—	$—	$—	$67,825
Allowance	3,678	6,849	—	—	—	—	—	10,527
Collective Loan Impairment Components:
Credit risk-graded loans
Grade 1 loan balance	75,598	1,178	7,441					84,217
Grade 1 allowance	47	—	6					53
Grade 2 loan balance	59,946	74,839	67					134,852
Grade 2 allowance	52	88	—					140
Grade 3 loan balance	316,535	517,338	15,246					849,119
Grade 3 allowance	579	1,137	36					1,752
Grade 4 loan balance	1,030,872	1,647,918	38,179					2,716,969
Grade 4 allowance	8,666	16,306	257					25,229
Grade 5 (Special Mention) loan balance	42,066	40,748	30					82,844
Grade 5 allowance	1,224	1,873	1					3,098
Grade 6 (Substandard) loan balance	83,884	107,635	578					192,097
Grade 6 allowance	7,616	12,558	53					20,227
Grade 7 (Doubtful) loan balance	68	72	—					140
Grade 7 allowance	1	3	—					4
Consumer loans based on payment status:
Current loan balances				1,396,198	748,207	146,906	428,150	2,719,461
Current loans allowance				18,038	5,829	8,106	3,304	35,277
30 days past due loan balance				18,057	2,306	2,245	13,515	36,123
30 days past due allowance				2,813	677	1,178	571	5,239
60 days past due loan balance				5,919	1,678	1,622	4,301	13,520
60 days past due allowance				2,461	1,081	1,217	617	5,376
90+ days past due loan balance				5,199	921	2,752	17,450	26,322
90+ days past due allowance				3,458	912	2,618	1,182	8,170

Total loans	$1,626,449	$2,440,073	$61,541	$1,425,373	$753,112	$153,525	$463,416	$6,923,489

Total Allowance for Loan Losses	$21,863	$38,814	$353	$26,770	$8,499	$13,119	$5,674	$115,092

Total loans exclude acquired loans, including covered loans.

Exhibit A-2

	At December 31, 2008
	Loan Type
		CRE and			Home Equity		Residential
Allowance for Loan Losses Components:	C&I	Construction	Leases	Installment	Lines	Credit Cards	Mortgages	Total
	(In thousands)
Individually Impaired Loan Component:
Loan balance	$8,438	$45,220	$—	$—	$—	$—	$—	$53,658
Allowance	48	3,924	—	—	—	—	—	3,972
Collective Loan Impairment Components:
Credit risk-graded loans
Grade 1 loan balance	37,316	9,030	5,976					52,322
Grade 1 allowance	42	18	8					68
Grade 2 loan balance	199,166	138,399	3,046					340,611
Grade 2 allowance	664	606	12					1,282
Grade 3 loan balance	559,165	566,369	27,980					1,153,514
Grade 3 allowance	1,765	3,961	108					5,834
Grade 4 loan balance	992,118	1,583,721	28,333					2,604,172
Grade 4 allowance	8,920	27,145	287					36,352
Grade 5 (Special Mention) loan balance	33,940	41,215	190					75,345
Grade 5 allowance	1,110	2,495	6					3,611
Grade 6 (Substandard) loan balance	66,134	72,387	2,069					140,590
Grade 6 allowance	6,074	9,009	194					15,277
Grade 7 (Doubtful) loan balance	33	79	—					112
Grade 7 allowance	4	6	—					10
Consumer loans based on payment status:
Current loan balances				1,548,639	730,503	143,934	515,093	2,938,169
Current loans allowance				12,762	4,823	3,465	2,736	23,786
30 days past due loan balance				16,912	1,704	2,149	13,264	34,029
30 days past due allowance				2,078	494	866	473	3,911
60 days past due loan balance				5,728	1,087	1,550	5,339	13,704
60 days past due allowance				2,122	748	978	643	4,491
90+ days past due loan balance				3,308	538	2,112	13,429	19,387
90+ days past due allowance				2,097	602	1,804	660	5,163

Total loans	$1,896,310	$2,456,420	$67,594	$1,574,587	$733,832	$149,745	$547,125	$7,425,613

Total Allowance for Loan Losses	$18,627	$47,164	$615	$19,059	$6,667	$7,113	$4,512	$103,757

Exhibit A-3

	At December 31, 2007
	Loan Type
		CRE and			Home Equity		Residential
Allowance for Loan Losses Components:	C&I	Construction	Leases	Installment	Lines	Credit Cards	Mortgages	Total
	(In thousands)
Individually Impaired Loan Component:
Loan balance	$1,869	$14,684	$—	$—	$—	$—	$—	$16,553
Allowance	773	2,001	—	—	—	—	—	2,774
Collective Loan Impairment Components:
Credit risk-graded loans
Grade 1 loan balance	30,427	95	3,746					34,268
Grade 1 allowance	59	—	9					68
Grade 2 loan balance	198,519	141,719	4,546					344,784
Grade 2 allowance	951	679	26					1,656
Grade 3 loan balance	460,212	481,951	31,517					973,680
Grade 3 allowance	2,121	3,597	174					5,892
Grade 4 loan balance	884,174	1,489,622	32,365					2,406,161
Grade 4 allowance	13,311	21,525	570					35,406
Grade 5 (Special Mention) loan balance	64,965	86,654	1,453					153,072
Grade 5 allowance	4,015	4,339	85					8,439
Grade 6 (Substandard) loan balance	29,219	22,012	84					51,315
Grade 6 allowance	4,250	2,709	12					6,971
Grade 7 (Doubtful) loan balance	125	201	—					326
Grade 7 allowance	29	29	—					58
Consumer loans based on payment status:
Current loan balances				1,577,443	689,248	149,229	551,626	2,967,568
Current loans allowance				11,702	3,692	3,531	3,831	22,756
30 days past due loan balance				14,526	1,207	1,803	13,261	30,797
30 days past due allowance				1,387	254	689	610	2,940
60 days past due loan balance				3,934	821	1,094	2,849	8,698
60 days past due allowance				1,145	403	680	432	2,660
90+ days past due loan balance				2,929	646	1,606	9,483	14,664
90+ days past due allowance				1,455	526	1,402	1,202	4,585

Total loans	$1,669,510	$2,236,938	$73,733	$1,598,832	$691,922	$153,732	$577,219	$7,001,886

Total Allowance for Loan Losses	$25,509	$34,879	$876	$15,689	$4,875	$6,302	$6,075	$94,205

Exhibit A-4

	At December 31, 2006
	Loan Type
		CRE and			Home Equity		Residential
Allowance for Loan Losses Components:	C&I	Construction	Leases	Installment	Lines	Credit Cards	Mortgages	Total
	(In thousands)
Individually Impaired Loan Component:
Loan balance	$19,394	$41,889	$—	$—	$—	$—	$—	$61,283
Allowance	973	515	—	—	—	—	—	1,488
Collective Loan Impairment Components:
Credit risk-graded loans
Grade 1 loan balance	28,350	2,789	3,526					34,665
Grade 1 allowance	82	2	12					96
Grade 2 loan balance	144,084	109,238	8,927					262,249
Grade 2 allowance	757	412	55					1,224
Grade 3 loan balance	377,713	366,903	33,115					777,731
Grade 3 allowance	2,235	1,902	229					4,366
Grade 4 loan balance	859,458	1,512,529	28,072					2,400,059
Grade 4 allowance	16,555	17,124	643					34,322
Grade 5 (Special Mention) loan balance	57,281	100,657	96					158,034
Grade 5 allowance	3,351	4,163	5					7,519
Grade 6 (Substandard) loan balance	42,771	30,604	2,196					75,571
Grade 6 allowance	5,598	3,118	257					8,973
Grade 7 (Doubtful) loan balance	442	19	—					461
Grade 7 allowance	150	3	—					153
Consumer loans based on payment status:
Current loan balances				1,600,560	728,302	142,598	576,927	3,050,189
Current loans allowance				15,058	2,499	3,578	3,201	24,342
30 days past due loan balance				13,165	2,084	1,977	11,813	29,210
30 days past due allowance				1,245	236	725	399	2,607
60 days past due loan balance				4,340	523	1,122	4,840	10,855
60 days past due allowance				1,180	150	660	524	2,515
90+ days past due loan balance				1,682	564	1,856	14,428	18,566
90+ days past due allowance				823	266	1,628	1,016	3,737

Total loans	$1,529,493	$2,164,628	$77,971	$1,619,747	$731,473	$147,553	$608,008	$6,878,873

Total Allowance for Loan Losses	$29,701	$27,239	$1,214	$18,306	$3,151	$6,591	$5,140	$91,342

Exhibit B

	Years ended December 31,
	2009	2008	2007
Impaired loans with allowance	$44,961	$22,434	$7,885
Related allowance	10,527	3,973	2,774
Impaired loans without allowance	22,864	31,224	8,668
Total impaired loans	67,825	53,658	16,553
Average impaired loans	66,289	36,631	19,425
Interest income recognized during the period	52	37	71